UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 December 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – Telecom announces Tim Miles as new CEO of Gen-i

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 December 2012	By:	/s/ Laura Byrne

	Name:	Laura Byrne
	Title:	Company Secretary

MEDIA RELEASE

21 December 2012

Telecom announces Tim Miles as new CEO of Gen-i

Telecom has announced today the appointment of Tim Miles as the new CEO of its ICT business unit, Gen-i.

Tim is a highly experienced New Zealand business leader with an outstanding track record in the ICT and telecommunications industries spanning three decades across New Zealand and internationally.

He started his ICT career in New Zealand with IBM, where he was responsible for public sector customers, and later joined Data General Corporation, rising to Director of Marketing – Asia Pacific (based in Singapore). From 1994 until 2001 he was with Unisys Corporation in various senior executive roles, including as Managing Director New Zealand and as Vice President responsible for Unisys’ worldwide telecommunications business.

In 2001, Tim joined the Vodafone group. He was CEO of Vodafone New Zealand for almost four years, then moved to the UK for assignments as CEO of Vodafone UK and then Group Chief Technology Officer, Vodafone plc.

In late 2006, Tim resigned from Vodafone and returned to New Zealand for family reasons. He was managing director of listed agricultural services group PGG Wrightson for almost three years until October 2010, and he has since been involved in a number of industry and not-for-profit organisations.

Tim will start at Gen-i on 4 February 2013. He succeeds Chris Quin, who took over as CEO of Telecom Retail with effect from 1 October 2012.

Telecom Group CEO, Simon Moutter said: “I’m delighted that we have been able to encourage Tim back to the ICT sector, in which he has spent the majority of his outstanding business career.

“Gen-i is already one of New Zealand’s foremost ICT providers and under Tim’s leadership, we intend to continue to build on our already strong base. Tim takes over the Gen-i reins at a time when more companies are appreciating the benefits of innovative ICT solutions, especially with the rapid expansion of next generation cloud computing services. Gen-i is well placed to assist more and more New Zealand businesses to an exciting ICT future – and make an important contribution to the overall success of ‘NZ Inc’.”

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Tim Miles commented: “After three stints overseas during my working life, my family and I are now firmly committed to living back home. Professionally, the ICT sector has been a big part of my life and the opportunity to work with the team at Gen-i and make a real difference for customers is an exciting one. I am also looking forward to contributing to the transformation that Simon and his team have underway at Telecom.”

Gen-i provides ICT solutions for around 2,800 large corporate and government customers across New Zealand and Australia. In the 12 months ended 30 June 2012, Gen-i’s operating revenue was $1.36 billion.

ENDS

For media queries, please contact:

Andrew Pirie

Head of Communications

+64 (0) 27 555 0275

For investor queries, please contact:

Mark Laing

GM Capital Markets & Investor Relations

Telecom New Zealand

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand